YZi Labs Files Preliminary Consent Statement to Expand the Board of CEA Industries Inc. and Elect Additional Directors

Believes Additional Experienced Directors are Urgently Needed to Unlock BNC’s True Value

27 November 2025 – YZi Labs Management Ltd. (“YZi Labs”, or “we”), a significant stockholder of CEA Industries Inc. (NASDAQ: BNC) (“BNC” or the “Company”), today announced that it has filed a preliminary consent statement with the U.S. Securities and Exchange Commission to seek stockholders’ written consents to increase the size of the Company’s Board of Directors (“the Board”) to add experienced and highly qualified directors.

YZi Labs invested in BNC because of its strong fundamentals, its compelling BNB-focused digital asset treasury strategy, and its potential to become a category-defining digital-asset treasury (“DAT”) company. However, YZi Labs believes that the Company’s performance, since the closing of its $500 million PIPE this summer, has diverged from what the strength of this thesis should have produced – despite meaningful appreciation in BNB, BNC’s primary treasury asset.

“We believe BNC’s poor performance is a direct result of weak strategic execution, inadequate investor communication, and a lack of effective oversight,” said Ella Zhang, Head of YZi Labs. “We are seeking to expand the size of the Board and add experienced, competent directors who we believe can provide stronger oversight, address the Company’s stock-price underperformance and operational gaps, and help unlock the value that rightfully belongs to stockholders. We look forward to introducing our nominees shortly.”

YZi Labs also cited concerns regarding the Company’s delays in key SEC filings, lack of investor updates on its digital asset treasury and NAV, and continued confusion among investors regarding the Company’s identity, messaging, and strategy.

“YZi Labs has supported the Company through the PIPE and has sought to constructively engage with management. However, we do not believe that stockholders can wait any longer, and that new voices, new expertise, and qualified experience are urgently needed in the boardroom,” said Zhang. “We look forward to introducing highly qualified nominees who we are confident can help unlock the Company’s full potential.”

About YZi Labs

YZi Labs manages over $10 billion in assets globally. Our investment philosophy emphasizes impact first—we believe that meaningful returns will naturally follow. We invest in ventures at every stage, prioritizing those with solid fundamentals in Web3, AI, and biotech.

YZi Labs' portfolio covers over 300 projects from over 25 countries across six continents. More than 65 of YZi Labs' portfolio companies have gone through our incubation programs. For more information, follow YZi Labs on X.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

YZILabs Management Ltd. (“YZi Labs Management”), together with the other participants named herein (collectively, “YZi Labs”), has filed a preliminary consent statement and an accompanying WHITE consent card with the Securities and Exchange Commission (“SEC”) to be used to solicit stockholder written consents to, among other things, expand the size of the Board of Directors (the “Board”) of CEA Industries Inc., a Nevada corporation (the “Company”) and elect certain persons nominated for election to the Board.

YZI LABS STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE CONSENT STATEMENT AND OTHER CONSENT MATERIALS, INCLUDING A WHITE CONSENT CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH CONSENT MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS CONSENT SOLICITATION WILL PROVIDE COPIES OF THE CONSENT STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST.

The participants in the consent solicitation are expected to be YZi Labs Management, Changpeng Zhao, and each of the nominees (collectively, the “Participants”). As of the date hereof, YZi Labs Management directly beneficially owns 2,150,481 shares of common stock, par value $0.00001 per share (the “Common Stock”). As of the date hereof, YZi Labs Management holds (i) 7,750,510 shares of Common Stock underlying certain Pre-Funded Warrants (the “Pre-Funded Warrants”), (ii) 9,900,991 shares of Common Stock underlying certain Stapled Warrants (the “Stapled Warrants”) and (iii) 3,564,359 shares of Common Stock underlying certain Strategic Advisor Warrants (the “Strategic Advisor Warrants”). Each of the Pre-Funded Warrants, the Stapled Warrants and the Strategic Advisor Warrants either provide that, or the holder has elected that, the holder shall not have the right to exercise any portion of any such warrants to the extent that after giving effect to such issuance after exercise, such holder and certain of its affiliates would be deemed to beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 4.99% of the Company’s then outstanding shares of Common Stock (the “Beneficial Ownership Limitations”). As of the date hereof, none of YZi Labs Management’s Pre-Funded Warrants, Stapled Warrants or Strategic Advisor Warrants are currently exercisable, and are not expected within 60 days to be exercisable due to the Beneficial Ownership Limitations. Mr. Zhao, as the sole director of YZi Labs Management, may be deemed the beneficial owner of the 2,150,481 shares of Common Stock directly owned by YZi Labs.

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